UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                   Ladenburg Thalmann Financial Services, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    50575Q102
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   2,148,725

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                   2,148,725

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,148,725

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.113%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   2,148,725

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   2,148,725

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,148,725

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.113%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                  Little Meadow Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                      19,760

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                      19,760

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      19,760

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.047%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                  Tortoise Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                     1,227,773

         8        SHARED VOTING POWER
                             0

         9        SOLE DISPOSITIVE POWER
                     1,227,773

         10       SHARED DISPOSITIVE POWER
                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,227,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.922%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                  Chelonian Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   1,227,773

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   1,227,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,227,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.922%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                         Unicorn Associates Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                    1,227,773

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   1,227,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,227,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.922%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                          ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   1,227,773

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   1,227,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,227,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.922%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                            Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   1,227,773

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   1,227,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,227,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.922%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                  Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   1,227,773

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   1,227,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,227,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.922%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                          Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   1,227,773

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                    1,227,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,227,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.922%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 50575Q102

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   3,396,258

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   3,396,258

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,396,258

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.082%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to the common shares, $.0001 par value (the "Shares"), of Ladenburg Thalmann Financial Services, Inc. a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1055 Stewart Avenue, Bethpage, New York 11714.


Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), High River Limited Partnership, a Delaware limited partnership ("High River"), Tortoise Corp., a New York corporation ("Tortoise"), Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire") and Little Meadow Corp., a Delaware corporation ("Little Meadow") (Barberry, High River, Tortoise, Chelonian, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Little Meadow are collectively, the "Icahn Group") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the following exceptions: (i) ACF's principal business address is 620 North Second Street, St. Charles, Missouri 63301; and (ii) Carl C. Icahn's principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Tortoise is 100 percent owned by Chelonian. Chelonian is 100 percent owned by Unicorn. 100 percent of Unicorn's common equity and voting power is owned by ACF Holding. ACF Holding is 100 percent owned by Highcrest. Highcrest is 100 percent owned by Buffalo. Buffalo is 100 percent owned by Starfire. Each of Starfire and Little Meadow is 100 percent owned by Carl C. Icahn.

     Barberry is the general partner of High River. Barberry is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Group.

     Each of Barberry and High River is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars. Tortoise, Chelonian, Unicorn, ACF Holding, Highcrest, Buffalo and Little Meadow are primarily engaged in the business of holding and investing in securities.

      The name, citizenship, present principal occupation or employment and business address of each director and executive officer of High River, Barberry, Tortoise, Chelonian, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Little Meadow are set forth in Schedule A attached hereto.

     Except as set forth on Schedule B, no member of the Icahn Group nor any manager or executive officer of any of the Icahn Group, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

      On, December 20, 2001, Tortoise and Little Meadow became entitled to receive 1,227,773 and 19,760 Shares, respectively, as a stock dividend on certain securities of New Valley Corp. held by each of them. Also on December 20, 2001, High River received 2,148,725 Shares as a stock dividend on certain securities of Vector Group Ltd. held by High River.

Item 4.  Purpose of Transaction

      Registrants received the Shares as a result of their ownership of the entities which distributed the Shares to their shareholders. Registrants have made no determination to date regarding what action, if any, they will take with respect to the Shares and the Issuer.

       Registrants reserve the right, at any time or from time to time, to acquire additional Shares or to dispose of Shares, in each case in the open market, in private transactions or otherwise.

Item 5.  Interest in Securities of the Issuer

     (a) As of the close of the business day on December 20, 2001, Registrants may be deemed to beneficially own, in the aggregate, 3,396,258 Shares, representing approximately 8.082% of the Issuer's outstanding Shares (based upon the 42,025,011 Shares stated to be outstanding as of November 13, 2001 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 14, 2001).

     (b) Each of High River, Tortoise and Little Meadow has sole voting power and sole dispositive power with regard to 2,148,725, 1,227,773 and 19,760 Shares, respectively. Barberry has shared voting power and shared dispositive power with regard to 2,148,725 Shares. Each of Chelonian, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire has shared voting power and shared dispositive power with regard to 1,227,773 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 3,396,258 Shares.


     Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Also, Mr. Icahn, by virtue of his relationship to Little Meadow (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Little Meadow directly beneficially owns. Chelonian, by virtue of its relationship to Tortoise (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Tortoise directly beneficially owns. Chelonian, by virtue of its relationship to Tortoise (as disclosed in item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Tortoise directly beneficially owns. Unicorn, by virtue of its relationship to Chelonian (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Chelonian indirectly beneficially owns. ACF Holding, by virtue of its relationship to Unicorn (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Unicorn indirectly beneficially owns. Highcrest, by virtue of its relationship to ACF Holding (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which ACF Holding indirectly beneficially owns. Buffalo, by virtue of its relationship to Highcrest (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Highcrest indirectly beneficially owns. Starfire, by virtue of its relationship to Buffalo (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the

Act) the Shares which Buffalo indirectly beneficially owns. Mr. Icahn, by virtue of his relationship to Starfire (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Starfire indirectly beneficially owns. Each of Mr. Icahn, Barberry, Starfire, Buffalo, Highcrest, ACF Holding, Unicorn and Chelonian disclaims beneficial ownership of such Shares for all other purposes.

         (c) See item 3.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2001


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.,
         General Partner

         By: /s/ Edward E. Mattner
             Name: Edward E. Mattner
             Title: Authorized Signatory

      [Signature Page of Schedule 13D with respect to Ladenburg Thalmann]

LITTLE MEADOW CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


TORTOISE CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


CHELONIAN CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President




UNICORN ASSOCIATES CORPORATION


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


ACF INDUSTRIES HOLDING CORP.


By:      /s/ Richard T. Buonato
         Name: Richard T. Buonato
         Title: Vice President

HIGHCREST INVESTORS CORP.


By:      /s/ Richard T. Buonato
         Name: Richard T. Buonato
         Title: Senior Vice President



      [Signature Page of Schedule 13D with respect to Ladenburg Thalmann]

BUFFALO INVESTORS CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


STARFIRE HOLDING CORPORATION


By:      /s/ Richard T. Buonato
         Name: Richard T. Buonato
         Title: Secretary


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


            [Signature Page of Schedule 13D with respect to Ladenburg
                                    Thalmann]

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.0001 par value, of Ladenburg Thalmann Financial Services, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of December, 2001.


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                           Title: Authorized Signatory


LITTLE MEADOW CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President

TORTOISE CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


         [Signature Page of Joint Filing Agreement to Schedule 13D with respect to Ladenburg Thalmann]

CHELONIAN CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


UNICORN ASSOCIATES CORPORATION


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


ACF INDUSTRIES HOLDING CORP.


By:      /s/ Richard T. Buonato
         Name: Richard T. Buonato
         Title: Vice President

HIGHCREST INVESTORS CORP.


By:      /s/ Richard T. Buonato
         Name: Richard T. Buonato
         Title: Senior Vice President

BUFFALO INVESTORS CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President


STARFIRE HOLDING CORPORATION


By:      /s/ Richard T. Buonato
         Name: Richard T. Buonato
         Title: Secretary


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

         [Signature Page of Joint Filing Agreement to Schedule 13D with respect to Ladenburg Thalmann]

                                   SCHEDULE A
                                   -----------

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     Name, Business Address and Principal Occupation of Each Executive Officer and Director of High River, Barberry, Tortoise, Chelonian, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Little Meadow


     The following sets forth the name, position, and principal occupation of each director and executive officer of High River, Barberry, Tortoise, Chelonian, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Little Meadow. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Barberry Corp.                      General Partner
Highcrest Investors                 Limited Partner
   Corp.

BARBERRY CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman, President and Secretary
Edward E. Mattner                   Authorized Signatory

TORTOISE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Edward E. Mattner                   President
Gail Golden                         Vice President and Secretary
Robert J. Mitchell                  Vice President and Assistant Secretary

CHELONIAN CORP.

Name                               Position
----                               --------

Carl C. Icahn                      Director
Edward E. Mattner                  President and Treasurer
Gail Golden                        Vice President and Secretary


UNICORN ASSOCIATES CORPORATION

Name                               Position
----                               --------

Carl C. Icahn                      Director
Edward E. Mattner                  President and Treasurer
Gail Golden                        Vice President and Secretary


ACF INDUSTRIES HOLDING CORP.

Name                               Position
----                               --------
Carl C. Icahn                      Director and Chairman of the Board
Richard T. Buonato                 Director, Vice President and Secretary
Robert J. Mitchell                 President and Treasurer

HIGHCREST INVESTORS CORP.

Name                               Position
----                                --------

Carl C. Icahn                      Director, Chairman of the Board and President
Richard T. Buonato                 Director, Senior Vice President and Treasurer
Edward E. Mattner                  Director
Gail Golden                        Vice President and Secretary
Robert J. Mitchell                 Assistant Secretary

BUFFALO INVESTORS CORP.

Name                               Position
----                               --------
Richard T. Buonato                 Director, Vice President, Secretary and
                                   Comptroller
Edward E. Mattner                  President and Treasurer
Gail Golden                        Assistant Secretary

STARFIRE HOLDING CORPORATION

Name                                Position
----                                --------
Carl C. Icahn                       Director, President, Secretary and Treasurer



LITTLE MEADOW CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Director
Edward E. Mattner                   President
Gail Golden                         Vice President and Secretary
Robert J. Mitchell                  Vice President and Treasurer
Richard T. Buonato                  Vice President and Assistant Secretary

                                   SCHEDULE B
                                   -----------

         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

         Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22.